Exhibit 99.1

 Initiation, Development   and Operation of Renewable Energy Projects for the Generation and Storage of Electricity and Gas in a Range of Technologies  Investors Presentation    October 2023

 Legal Disclaimer  2  Information regarding forward-looking statements  This presentation contains forward-looking statements that involve material risks and uncertainties. All statements included in this presentation concerning our plans, other than statements involving historical facts, are forward-looking statements. Such forward-looking statements include forecast financial information. Such forward-looking statements regarding revenues, earnings, performance, strategies, prospects, expenses and other aspects of our businesses are based on current expectations, which are subject to risks and uncertainties, and based on the current government tariff, and/or commercial agreements pertaining to each project and the current or expected licenses and permits or each project. In addition, the details regarding projects included in this presentation, that are under advanced development or early-stage development, are based on current internal assessments of our management, and there is no certainty or assurance that we will be able to develop or complete those projects, since the development of such projects requires, among other things, approvals, land rights, permits and financing (both own capital and project financing). The use of certain words, including the words “assessment”, “project”, “intends”, “expects”, ”plans”, “believes”, “will” and similar expressions are aimed at identifying forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not achieve in practice the plans, intentions or expectations included in our forward-looking statements, and one should not place undue reliance on these forward-looking statements. There are various important factors, which might cause actual results or events to differ materially from those expressed or implied by our forward-looking statements, including changes in electricity prices and demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain and Italy, increases in interest rates and inflation, exchange rate fluctuations, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, delays in development, construction, or commencement of operations of the projects under development, technical and other disruptions in the operations or construction of the power plants owned by the Company, failure to obtain permits, whether on the designated time or at all, inability to achieve the financing required for development and construction of projects, climate changes, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of that date and we do not undertake to revise any forward-looking statements, whether due to new information, future events or otherwise.  The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including our Annual Report on Form 20-F for the year ended December 31, 2022, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such filings, having received all such professional or other advice as it deems right or appropriate under the circumstances and not in reliance on the information contained in the presentation. By making this presentation available, we do not provide advice and make no recommendation to buy, sell or otherwise trade our shares or any other securities or investments whatsoever. We do not warrant that the information is complete or accurate, nor will we bear any liability for any damage or losses that might arise from any use of the information.This presentation and any information contained therein do not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. Securities will only be issued in Israel pursuant to a valid prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under this law. Historical facts and past operating results do not mean that future performance or results for any period whatsoever will necessarily match or exceed those of any previous year. This presentation and the information included therein are owned exclusively by the Company, and may not be published, distributed or used in any other way without first obtaining our express written approval.   Use of Non-IFRS Financial Measures  This presentation includes projected EBITDA, Adjusted EBITDA, FFO and Adjusted FFO, which are non-IFRS measures. EBITDA is defined as income before net finance expenses, taxes, depreciation and amortization, and FFO (funds from operations) is calculated by adding taxes and finance expenses to the EBITDA Despite the fact that the Company views the non-IFRS measures as important measures of comparative operational performance, these non-IFRS measures should not be viewed in isolation or as a substitute for net income or other statement of income or cash flow data prepared in accordance with IFRS as an indicator of profitability or liquidity. These non-IFRS measures do not take into consideration our obligations, including capital expenditure and restricted cash, and therefore are not necessarily indicative of amounts that may be available for discretionary use. In addition, FFO does not represent and is not an alternative to cash flow from operating activity as defined in IFRS, and is not an indication of cash available to fund all cash flow needs, including the ability to make distributions. Not all companies calculate EBITDA or FFO in the same manner, and the presented measures may not be comparable to similarly-titled measures presented by other companies. The Company uses these measures internally as performance measures, and believes that when these measures are combined with IFRS measures they add useful information regarding the Company’s operational performance.The Company is unable to provide a reconciliation of these non-IFRS measures to net profit/loss on a forward-looking basis without unreasonably effort because items that impact these non-IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items include, among others, exchange rate fluctuations, depreciation and amortization, other income, finance income, finance expenses and taxes on income. Such items may have a significant impact on the Company’s future financial results and the Company believes such a reconciliation for the projected results will not be meaningful.  General

 Our Objectives  Continued Growth  Growth in the renewable energy activity from development to manufacturing - in Europe, USA, Israel  A Profitable and Sustainable Company   Generating a stable cash flow from renewable energy and energy storage assets with geographical distribution and in a range of technologies  Financial policy  Maintaining leverage ratios and balanced growth while maintaining financial resilience  3

 Forecast Connection of the Projects to the Grid  2023  919 MW - existing  117 MW - Italy  100 MW - US  156 MW - Manara  302.8 MW - Italy  Conected to   grid  591 MW - existing  328 MW - Italy  464 MW - existing  41 MW - Italy  46 MW - US   40 MW - Israel  183 MW - Italy  156 MW - Manara, Israel  46 MW - US   40 MW - Israel  Conected to   grid  Conected to   grid  Conected to   grid  Under construction or ready to build (RTB)  Advanced development  Preliminary stage development  2024  2025  2026  Israel  USA  Italy  Spain  4

 Key Events 2022-2023  Israel  Klahim and Komemiyut projects - district committee approvals were received for the two projects - Klahim (14.8 MW PV + storage) and Komemiyut (21 MW PV + storage). Building licenses are expected soon; estimated commencement of construction - Q4-2023.  Expansion of Dorad - Government resolution on the expansion of the power plant by 650 MW and receipt of the National Infrastructure Committee for the expansion.  Dorad arbitration award - the arbitration award sets a USD 100 million refund to be paid from the defendants to dorad, plus USD 30 million interest (to date). Furthermore, the reimbursement of expenses in the amount of NIS 20 million to the plaintiffs was set.  Issuance of debentures - at the total amount of NIS 220 million, at a fixed annual interest of 6.05% and average duration of 4.2 at the time of issue.   USA  Commencement of activities in Dallas, Texas - the development and preliminary construction works of solar projects near Dallas, Texas has commenced. The strategy is to build several of fields with a capacity of approximately 10 MW AC, located in close proximity to the demand areas. The first 50 MW DC are in advanced stages. Construction is axpected to start in Q4-2023.   Italy   First projects ready to connect - two first projects (20 MW PV) ready to connect to the grid. Further 105 MW commenced preliminary construction works.  The Netherlands   Improvement of the plants - complition of stage A of the improvement of the three plants, which includes the installation of CHP for self-production of electricity and thermal energy.  5

 The Company’s activity in Texas, USA

 New Activity of the Company - in Texas, USA  Commencement of activities - 2023 - Ellomay Capital, through wholly-owned subsidiaries, started the development and soon expects to commence the construction of a backlog of photovoltaic projects located in the outskirts of Dallas, Texas.  Multiple small projects in close proximity to the demand areas - the selected strategy - building multiple projects with a capacity of approximately 10 MW in close proximity to the demand areas.  Optimal conditions for fast connection - these projects are expected to benefit from high availability of connection to the grid, a short licensing process and flexible regulation regarding the sale of electricity to the grid or to end customers.  Tax benefit - the projects are expected to benefit from tax benefits of approximately 40% without selling the accelerated depreciation.  Cash flow to the Company from the first day of operation - the projects are expected to benefit from a strong cash flow from the first day of operation.   Advantages  Commencement of activities and strategy  4 first projects with a capacity of approximately 50 MW   Their development started in Q1-2023, and they are ready for construction. Their connection to the grid is expected to take place during 2024  Additional projects with an aggregate capacity of approximately 150 MW   The Company has additional projects with a capacity of approximately 150 MW in early development stayes, expected to connect to the grid by the end of 2026  Scope as of today  7

 Connection to the Grid  Net Investment  Expected ITC  Expected Cost  Expected Annual EBITDA*  Expected Annual Revenues  Capacity in MW  Expected Timetable  % of Ownership  Project  Project  Under Construction / Ready to Build  EUR 9.1M  EUR 4.5M  EUR 13.6M   EUR 1.18M  EUR 1.45M  13  Commencement of production: 2024  100%  Fairfield Project  EUR 9.1M   EUR 4.5M  EUR 13.6M  EUR 1.36M  EUR 1.65M  13  Commencement of production: 2024  100%  Malakoff Project   EUR 18.2M  EUR 9M  EUR 27.2M  EUR 2.54M  EUR 3.10M  26  Total Under Construction / Ready to Build   Under Development  EUR 8.63M  EUR 3.2M  EUR 11.8M   EUR 1M   EUR 1.27M   10.5  Expected commencement of construction: 2024  100%  Mexia Project  EUR 7.72M  EUR 3.2M  EUR 10.9M   EUR 0.81M   EUR 1.1M    10  Expected commencement of construction: 2024  100%  Talco Project  EUR 16.35M  EUR 6.4M  EUR 22.7M  EUR 1.81M  EUR 2.37M  20.5  Total Under Development  Projects in Texas  Joint Development Agreement for building 46.5 MW solar  Expected Capacity:  46.5 MW  Expected date of commencement of construction:  26 MW - 2023  20.5 MW - 2024  Location:  Dallas metropolitan area  Expected Cost:  EUR 50M  Year on which the agreement was signed:  2023  Facility Type:  4 PV sites under distributed generation regulation  EUR / USD conversion rate 1: 1.1   8  * EBITDA is a non-IFRS measure. The Company is unable to provide a reconciliation of EBITDA to net profit/loss on a forward-looking basis without unreasonable effort because items that impact these non-IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. See slide 2.

 Energy Generation from Waste (Biogas) the Netherlands

Projects of Waste-to-Energy (Biogas)

The Biogas Segment - Expected Data by Projects 2023

Project	Expected Own Production of Electricity	Expected Annual Gas Production Capacity	Expected Revenues	Expected EBITDA *
Groen Gas Gelderland	1 MW	8.4 million cubic meters	EUR 8.2M	EUR 2.15M
Groen Gas Oude – Tonge	0.6 MW	4 million cubic meters	EUR 5.2M	EUR 2.07M
Groen Gas Goor	0.9 MW	3.2 million cubic meters	EUR 5.2M	EUR 2.08M

The Biogas Segment - Expected Results

In EUR million	2023 (E)	2024 (E)	2025 (E)	2026 (E)
Revenues	18.6	16.2	16.8	17
Cost of sales	(10.1)	(9.9)	(9.7)	(9.6)
Gross profit	8.5	6.3	7.1	7.4
Operating expenses	(2.3)	(2.8)	(2.8)	(2.8)
EBITDA *	6.2	3.5	4.3	4.6
Interest on loans from banks	(0.3)	(0.3)	(0.2)	(0.1)
Income tax	-	-	-	-
FFO *	5.9	3.2	4.1	4.5

New regulation green gas - the Netherlands

- The Dutch government declared new a regulation that will come into force on January 1, 2025.
- Under the new regulation there will be a requirement to mix the gas sold in the Netherlands.
- The gas mixture shall be composed of 20% green gas and 80% natural gas.
- The green gas has to be sourced in the Netherlands.
- The new regulation is expected trigger a high demand for green gas and an increase in the prices of green gas and green certificates received from production of green gas.

* EBITDA and FFO are non-IFRS measures. The Company is unable to provide a reconciliation of EBITDA and FFO to net profit/loss on a forward-looking basis without unreasonable effort because items that impact these non-IFRS financial measures are not within the Company's control and/or cannot be reasonably predicted. See slide 2.

ellomay CAPITAL LIMITED

10

 Israel

 The Company’s Activity in Israel  Pumped Storage  The construction of a pumped storage project Manara Cliff  Capacity of 156 MWh, continuous operation for 12 hours  Total 1,872 MW storage capacity  The project can be extended to 220 MWh  Solar + Storage Projects  Development and construction of solar + storage projects with a capacity of 100 MW solar + 400 MW storage in batteries   The Dorad Power Plant  Holding in the Dorad Power Plant (9.375%). The power plant faces a potential significant expansion of its capacity from 850 MW to 1,500 MW  12

 Pumped storage Manara Cliff - Under Construction   The low pressure water tunnel  The main entrance tunnel  The main entrance tunnel  Lower reservoir  13

 Israel - Manara Cliff Pumped Storage Project  Total storage capacity of 1,872 MWh  * Sheva Mizrakot Ltd. holds 25% of the Manara project. 66.67% of Sheva Mizrakot Ltd. (representing 16.66% of the Manara project) are held by Ampa Investments Ltd. and the remaining 33.33% (representing 8.34%) are held indirectly by the Company  ** On average in respect of a 100% stake. The Company’s stake is 83.34%. Based on the Euro/Shekel exchange rate as of December 31, 2022: NIS 3.753 / EUR 1. EBITDA is a non-IFRS measure. The Company is unable to provide a reconciliation of EBITDA to net profit/loss on a forward-looking basis without unreasonable effort because items that impact these non-IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. See slide 2.  83.34%: Ellomay Capital Ltd.  16.66%*: Ampa Investments Ltd.  Ownership  156 MW  Option to expand to 220 MW   Expected Capacity  Pumped storage  Facility Type  EUR 438M **  Expected Cost  Manara Cliff - Israel  Location  Commencement of work: April 2021  Expected completion: December 2026  Work Start and Expected End Date  EUR 89M   Expected Annual Revenues**   EUR 42M   Expected Annual EBITDA**  14

 Dorad Power Plant  In mid-2023, the Israeli government adopted a resolution to increase the power plant’s capacity by an additional 650 MW, and a building permit was received immediately thereafter from the National Infrastructure Committee. Construction is planned to take place in the area of the existing power plant  At the end of June 2023, an arbitration award was received, which required some of the other partners in the plant to reimburse to Dorad USD 100 million + interest, at an aggregate amount of approximately USD 130 million  The Israeli Electricity Authority’s resolution to change the demand hours clusters, which means the cancellation of the mid-peak hours and increasing the peak and off-peak hours, benefits the Dorad Power Plant  Dual-use power plant with a capacity of 850 MW, composed of 12 jet turbines and 2 residual heat turbines (closed cycle)  Regulatory changes that benefited Dorad   Arbitral award in favor of Dorad  Government resolution to expand the power plant  Power plant’s current capacity and building  15

 Development of Photovoltaic Projects in Israel  16  Project name  Status  Capacity  Tariff per kWh  License valid through  Connection to the grid  Talmei Yosef P.V  Connected to grid and operational  9 MW  NIS 1.07  CPI linked  2033  Komemiyut PV +storage  Approved Urban Building Plan under financial closing   21 MW  NIS 0.22   CPI linked  2048  Klahim PV + storage  Approved Urban Building Plan under financial closing   14.8 MW  NIS 0.22  CPI linked  2048  Talmei Yosef expansion P.V  Urban Building Plan under approval  10 MW  TBD  Market regulation  TBD  Talmei Yosef high voltage storage  Advanced planning stages  400 MW/H  TBD  Market regulation  TBD  Additional projects  Early stages  46 MW  TBD  Market regulation  TBD

 Spain

 Spain - Photovoltaic Projects Connected to the Grid   18  Project name   Technology  Capacity  Radiation (P50)  Tariff/ PPA  Talasol(1)  PV  300 MW  1,869  20% market price / 80% PPA   Ellomay Solar  PV  28 MW  1,909  Market price  Seguisolar  PV  1.248 MW  1,486  Subsidy EUR 0.22 kWh  Rodríguez 1  PV  1.675 MW  1,533  Subsidy EUR 0.21 kWh  Rodríguez 2  PV  2.691 MW  1,672  Subsidy EUR 0.21 kWh  La Rinconada  PV  2.275 MW  1,431  Subsidy EUR 0.20 kWh  (1) 51% owned by the Company

 Italy

 Projects in Italy Geographic Deployment  199.6 MWp  Friuli-Venezia Giulia  8 MWp  Marche  139.1 MWp  Piemonte  159.2 MWp  Lazio  20

Italy Projects Table

Project	Status	MW	Radiation	Expected annual capacity P50	Geographical region	Expected date of grid connection
Ello 1	Ready for connection	14.8	1,726	25,543	Lazio	10/2023
Ello 2	Ready for connection	5.0	1,702	8,424	Lazio	10/2023
Ello 3	At MITE	15.5	1,580	24,427	Piemonte	06/2025
Ello 4	RTB	15.1	1,675	25,226	Lazio	08/2024
Ello 5	RTB	87.3	1,830	159,841	Lazio	02/2025
Ello 7	RTB	54.8	1,450	79,417	Piemonte	11/2025
Ello 8	EIA received	82.5	1,423	117,326	Friuli-Venezia Giulia	03/2026
Ello 9	RTB	8.0	1,618	12,944	Marche	07/2024
Ello 10	RTB	18.0	1,642	30,618	Lazio	09/2024
Ello 11	EIA received	96.1	1,423	136,750	Friuli-Venezia Giulia	11/2025
Ello 12 (Ello 5 Ext.)	STMG accepted. Request to open National EIA submitted	19.0	1,830	34,772	Lazio	11/2025
Ello 13	STMG accepted	21.0	1,580	33,180	Piemonte	10/2025
Ello 14	STMG accepted	23.3	1,580	36,861	Piemonte	02/2026
Ello 15	STMG accepted, during the AU process	10.0	1,580	15,768	Piemonte	02/2025
Ello 16	STMG accepted. project under review of the National EIA	14.5	1,580	22,910	Piemonte	10/2025
Ello 17	STMG accepted	11.0	1,423	15,653	Friuli-Venezia Giulia	04/2026
Ello 18	STMG accepted, EIA screening approved. Next step AU process	10.0	1,423	14,230	Friuli-Venezia Giulia	04/2025
Total		**505.7 MWp**		**793,891 MWh/y**		

RTB Ready to build
EIA Underwent an Environmental Impact Assessment, awaiting final approval by committees
STMG Approval of connection to the grid

ellomay CAPITAL LIMITED

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 Financial Data

Financial Forecast | in EUR million



250
200
150
100
50
0
64.0
71.0
110.0
191.0
2023
2024
2025
2026
Adjusted Revenues
42.0
48.0
83.0
139.0
2023
2024
2025
2026
Adjusted EBITDA from Projects *
33.0
31.0
56.0
98.0
2023
2024
2025
2026
Adjusted FFO from Projects *

- The PV facility located in Talmei Yosef, Israel, is presented under the property, plant and equipment model rather than under the financial asset model in accordance with IFRIC 12
- Including the Company's share in Dorad. The Company's share in Dorad is presented based on expected distributions rather than on capital gain in accordance with the equity method
- The expected revenues, the adjusted EBITDA and the adjusted FFO of the Talasol PV facility include minority interests
- Adjusted FFO is presented after finance expenses in respect of project financing, bonds and tax expenses
- The forecasts were prepared based on the assumption that up to 60% of the financing of new facilities in Italy will be project financing, and the remaining investment shall be funded by funds that will be raised mainly by issuing the Company's dwbentures to the public in Israel

*** Adjusted EBITDA and Adjusted FFO are non-IFRS measures. The Company is unable to provide a reconciliation of Adjusted EBITDA and Adjusted FFO to net profit/loss on a forward-looking basis without unreasonable effort because items that impact these non-IFRS financial measures are not within the Company's control and/or cannot be reasonably predicted. See slide 2.**

in millions €	2023(E)	2024(E)	2025(E)	2026 (E)
Adjusted Revenues	64	71	110	191
Adjusted EBITDA from Projects *	42	48	83	139
Adjusted EBITDA *	35	41	76	132
Adjusted FFO from Projects *	33	31	56	98
Adjusted FFO *	20	17	38	79

Clarification: The forecast published in the past was revised **mainly due to a decline in electricity and gas prices** in accordance with the current forecast. The Company's forecast is based on current plans and time tables, the compliance with which is subject to many risks and uncertainties, some of which are not under the Company's control.

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Summary Table of Projects - Financial Data | in EUR million

Projects		% Ownership	License	Capacity In Megawatt (MW)	Expected Annual Revenues in 2023	Expected Adjusted EBITDA in 2023*	Expected Adjusted FFO in 2023*	Expected Debt as of December 31 2023	Expected Interest on Loans in 2023	Expected Repayment of Principal of Bank Loans in 2023
Connected to the Grid and Operating										
Spain PV	Talasol (1)	51%	Indefinite	300	28	22.1	13.5	159.4	7.4	7.4
Spain PV	Rodríguez 1&2	100%	2041	4.366	1.3	1.1	0.7	7	0.2	0.6
Spain PV	Seguisolar	100%	2041	1.248	0.6	0.3	0.2	1.8	0.1	0.2
Spain PV	La Rinconada	100%	2041	2.275	0.8	0.5	0.4	3.6	0.1	0.3
Spain PV	Ellomay Solar	100%	Indefinite	28	4.5	3	2.9	No project finance in place		
Italy - PV (5)	Ello 1&2	100%	Indefinite	19.8	1.7 (5)	1.6 (5)	1.3 (5)	No project finance in place		
Israel - PV (3)	Talmei Yosef	100%	2033	9	4.3	3.6	2.2	13.9	1.1	2
The Netherlands - Biogas	3 Projects	100%	2031	19 Base load	18.6	6.3	5.9	9.5	0.4	1.6
Israel - (based on 2022 reports) (4)	Dorad	9.375%	2034	850 Company's share - 80	63	14.7	9.9	63.5	4.2	6.8
Total Installed				463.7 MW						

(1) In respect of a 100% stake. Company's share constitutes 51%
(2) Excluding EUR 1.2 million in interest on loans advanced by minority interests of Talasol
(3) The PV facility located in Talmei Yosef, Israel, is presented under the property, plant and equipment model rather than under the financial asset model in accordance with IFRIC 12
(4) The data represent the Company's share (9.375%)
(5) The facilities are expected to be connected to the grid in October 2023, and therefore the data does not represent a full year of operation

*** Adjusted EBITDA and Adjusted FFO are non-IFRS measures. The Company is unable to provide a reconciliation of Adjusted EBITDA and Adjusted FFO to net profit/loss on a forward-looking basis without unreasonable effort because items that impact these non-IFRS financial measures are not within the Company's control and/or cannot be reasonably predicted. See slide 2.**

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Summary Table of Projects under Development/Construction

Financial Data | in EUR million

Projects	% of Ownership	Expected Timetable	Capacity In Megawatt (MW)	Expected Annual Revenues	Expected Annual EBITDA *	Expected Annual FFO *	Expected Cost
Under construction / ready to build							
Israel - Manara Cliff	83.34%	Connection to the grid: 2026	156	89 (**)	41.9 (**)	31.4 (**)	438
Israel PV + storage	100%	Connection to the grid: 2024	40	4	2	0.9	48
USA - PV	100%	Connection to the grid: 2024	46.5	5	4	4	50
Italy - PV	100%	Connection to the grid: 2024	183.2	33(***)	28(***)	TBD	187
Total Under Construction / Ready to Build			**425.7 MW**				
In Advanced Development							
Italy - PV	100%	Commencement of construction: 2025	302.8				
In Preliminary Development							
Development PV: In Italy, Spain, Israel and USA	100%		800				
Total Under Development			**1,102.8 MW**				

* EBITDA and FFO are non-IFRS measures. The Company is unable to provide a reconciliation of EBITDA and FFO to net profit/loss on a forward-looking basis without unreasonable effort because items that impact these non-IFRS financial measures are not within the Company's control and/or cannot be reasonably predicted. See slide 2.

** On average in respect of a 100% stake. The Company's stake is 83.34%. Based on the Euro/Shekel exchange rate as of December 31, 2022: NIS 3.753 / EUR 1

*** On average for the first five years of operation

The Company will be required to raise further funds in order to implement its development plans

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Key Balance Sheet Data | in EUR thousand

	On December 31, 2020	% of total assets	On December 31, 2021	% of total assets	December 31, 2022	% of total assets	June 30, 2023	% of total assets
Cash and cash equivalents, deposits and marketable securities	76,719	17%	71,585	13%	49,294	9%	74,877	12%
Financial debt*	280,893	61%	356,194	65%	384,291	67%	426,877	71%
Financial debt, net*	204,174	44%	284,609	52%	334,997	58%	352,000	58%
Net property, plant, and equipment (mainly in connection with the PV activity)	264,095	57%	340,897	62%	365,756	63%	380,849	63%
Investment in Dorad	32,234	7%	34,029	6%	30,029	5%	29,345	6%
CAP*	405,919	88%	470,301	85%	467,368	81%	545,717	90%
Total shareholders equity	125,026	27%	114,107	21%	83,077 **	14%	118,840	
Total adjusted shareholders equity	114,788	25%	129,778	23.5%	129,230	21.6%	125,494	
Total assets	**460,172**	**100%**	**551,979**	**100%**	**576,157**	**100%**	**604,603**	

* See Appendix A for calculations

** The changes in the fair value of the financial hedge transaction covering 80% of the capacity of the Talasol PV facility ("Talasol PPA") are recognized in the Company's equity through a hedge reserve. The hedge transaction experienced significant volatility due to the significant increase in electricity prices in Europe, and as of December 31, 2022 the overall effect of the changes in the fair value of the Talasol PPA amounted to approximately EUR 46.2 million decline in the Company's equity. The adjusted equity in accordance with its definition in the deeds of trust of the company's debentures is EUR 129.230 million as of December 31, 2022.

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 Key Financial Ratios  * See Appendix A for calculations  Company’s Debt  27  December 31, 2020  December 31, 2021  December 31, 2022  June 30, 2023  Ratio of financial debt to CAP*  69%  76%  82%  78%  Ratio of net financial debt to net cap  50%  61%  72%  65%  Ratio of adjusted net financial debt to adjusted CAP*   5.1%  34.5%  32.6%  34.7%  Debentures traded on the Tel Aviv Stock Exchange  Par Value (NIS)  Annual Interest  Duration   (as of August 2023)  Series C  286,402,400  3.55%  1.32  Series D  62,000,000  1.2%  3.29  Series E  220,000,000  6.05%  3.6  The project finance in the European subsidiaries bears fixed interest.   The project finance of the pumped storage project Manara Cliff is protected by a tariff linkage mechanism.  The Company has a Baa1.il rating with a stable outlook.

Appendix A - Leverage Ratios | EUR thousand

Leverage ratios based on the Company's balance sheet

In EUR thousand	December 31, 2020	December 31, 2021	December 31, 2022	June 30, 2023
Current liabilities				
Current maturities of long-term bank loans	10,232	126,180	12,815	12,020
Current maturities of other long-term loans	4,021	16,401	10,000	5,000
Bonds	10,600	19,806	18,714	35,635
Non-current liabilities				
Long-term bank loans	134,520	39,093	229,466	242,364
Other long-term loans	49,396	37,221	21,582	27,915
Bonds	72,124	117,493	91,714	103,943
Financial debt (A)	**280,893**	**356,194**	**384,291**	426,877
Less:				
Cash and cash equivalents	(66,845)	(41,229)	(46,458)	(73,870)
Marketable securities	(1,761)	(1,946)	(2,836)	-
Short term deposits	(8,113)	(28,410)	0	(1,007)
Net financial debt (B)	**204,174**	**284,609**	**334,997**	**352,000**
Total equity (C)	125,026	114,107	83,077	118,840
Financial debt (A)	280,893	356,194	384,291	426,877
CAP (D)	**405,919**	**470,301**	**467,368**	**545,717**
Financial debt to CAP (A/D)	69%	76%	82%	78%
Net financial debt (B/D)	50%	61%	72%	65%

Leverage ratios based on net adjusted financial debt and net adjusted equity

In EUR thousand	December 31, 2020	December 31, 2021	December 31, 2022	June 30, 2023
Financial debt				
Loans from banks (*)	144,752	165,654	246,463	258,978
Other long-term loans	53,417	53,622	31,582	32,915
Bonds (*)	82,724	139,664	111,911	141,447
Other interest-bearing liabilities	9,702	3,996	-	-
Financial debt (A)	290,595	362,936	389,956	433,340
Less:				
Financing of projects and other hedging-related transactions	(207,739)	(223,272)	(278,045)	(291,893)
Cash and cash equivalents	(66,845)	(41,229)	(46,458)	(73,870)
Marketable securities	(1,761)	(1,946)	(2,836)	-
Short term deposits	(8,113)	(28,410)	-	(1,007)
Adjusted net financial debt (A) (**)	**6,137**	**68,079**	**62,617**	66,570
Total equity	125,026	114,107	83,077	118,840
Add (deduct):				
Changes in the fair value of hedges regarding electricity prices (PPA)	(10,238)	15,671	46,153	6,654
Total adjusted equity (B) (**)	**114,788**	**129,778**	**129,230**	125,494
Net adjusted CAP (C)	**120,925**	**197,857**	**191,847**	192,064
Adjusted net financial debt to adjusted net CAP (A/C)	**5.1%**	**34.5%**	**32.6%**	**34.7%**

* The presented debt amounts do not include related costs that were capitalized, and are therefore offset against the debt amount

** As defined in the deeds of trust of Series C, D and E.

Use of non-IFRS financial measures

The Company defines financial debt as loans and borrowings plus bonds (current liabilities), finance lease liabilities, long-term bank loans, bonds (non-current liabilities), net financial debt, as financial debt less cash and cash equivalent less investments held for trading less short-term deposits and CAP as equity, plus financial debt. The Company presents these measures in order to improve the understanding of its leverage ratios and loans.

Although the Company views those measures as an important measure of leverage, they should not be viewed in isolation or as a substitute for long-term loans or other balance sheet data that were prepared in accordance with IFRS as a measure of leverage. Not all companies calculate those measuers in the same manner, and the presented measures may not be comparable to similarly-titled measures presented by other companies.

ellomay CAPITAL LIMITED
28

ellomay
CAPITAL LIMITED

Thank you



For further information
Ran Fridrich, CEO | ranf@ellomay.com
Kalia Rubenbach, CFO | kaliaw@ellomay.com
www.ellomay.com